UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF 133RD BOARD OF DIRECTORS’ MEETING HELD ON MARCH 4, 2009

1. DATE, TIME AND PLACE: On March 4, 2009, at 2:00 p.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402, in the City and State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: The majority of the members of the Board of Directors (“Board”) and all the members of the Board of Executive Officers attended the meeting.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS MADE:

After the reading of the Agenda was waived, since all attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that shall be filed at the Company’s headquarters, and its publication was approved in the extract format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination and discussion of the matters of the Agenda, the following resolutions were made by unanimous vote and without any restrictions:

(i) They took cognizance of the Working Plan of the Board of Directors’ Assistance Committees for this month, recording the following activities and recommendations:

a. The Coordinator of the Personnel Management Committee reported to the Board of Directors that (a.i) the Committee examined the calculations for conversion of Virtual Value Units (VVUs) to be granted to the Board of Executive Officers and recommended vote in favor of the Third Grant of VVUs for the period between December 2007 and December 2011, and (a.ii) the Committee examined the Individual Target Plans of the Board of Executive Officers for 2009, and recommended them to be submitted to the Board of Directors’ approval; and

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

b. The Related-Party Committee validated the list of Related Parties for the shareholders of the control group, pursuant to Resolution 560 of the Brazilian Securities Commission (“CVM”);

(ii) They took cognizance of the minutes of the 64th, 65th and 66th Fiscal Council’s Meetings held on January 7, and February 11 and 18, 2009, respectively;

(iii) They took cognizance of the Report of the CEO about the main facts related to the Company’s business and sector indicators;

(iv) They approved the minutes of the 131st and 132nd Board of Directors’ Meetings held on January 28 and February 18, 2009, respectively;

(v) The approved, pursuant to the Board of Executive Officers’ Resolution 2009015 and in compliance with item “u” of Article 18 of the Bylaws, the rendering of guarantee, as “aval” guarantee, by the Company, to the payment of surety bond policies issued and to be issued by subsidiaries, with J.MALUCELLI SEGURADORA, up to the accumulated limit of R$ 300,000,000.00 (three hundred million reais);

(vi) They recommended the Company’s representatives in the management departments of the subsidiaries and at the Shareholders’ General Meetings, the favorable vote for the approval/ratification of the following matters: (a) Companhia Paulista de Força e Luz (“CPFL PAULISTA”), Companhia Piratininga de Força e Luz (“CPFL PIRATININGA”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL SANTA CRUZ”), Companhia Jaguari de Energia (“CPFL JAGUARI”), Companhia Luz e Força de Mococa (“CPFL MOCOCA”), Companhia Sul Paulista de Energia (“CPFL SUL PAULISTA”), Companhia Paulista de Energia Elétrica (“CPFL LESTE PAULISTA”), CPFL Geração de Energia S.A. (“CPFL GERAÇÃO”), Companhia Jaguari de Geração de Energia (“JAGUARI GERAÇÃO”), and CPFL Sul Centrais Elétricas Ltda. (“CPFL SUL CENTRAIS”) – AMENDMENT TO THE DESIGNATION OF STRATEGY AND REGULATION EXECUTIVE BOARD AND REGULATION AND AMENDMENT TO THE WORDING OF THE COMPANIES’ BYLAWS AND CHARTER; (b) CPFL PIRATININGA – CONTRACTING OF ONGOING CONSTRUCTION AND PROGRAMMED MAINTENANCE SERVICES FOR ELECTRICITY DISTRIBUTION LINES AND NETWORKS (“CCM”) AND COMMERCIAL TECHNICAL SERVICES (“STC”); and (c) CPFL PAULISTA – ADDENDUM TO CCM AND STC SERVICE PROVISION AGREEMENTS;

(vii) They approved the Third Grant of Virtual Value Units (VVUs) to the Board of Executive Officers, for the period between December 2007 and December 2011, which shall be purpose of individual grant contracts, in compliance with the Rule approved on May 31, 2006, recording the review of VVUs’ calculations and the favorable recommendation by the Personnel Management Committee aforementioned in Item I (a.i);

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

(viii) They approved the methodology of the new model of variable compensation of CPFL’s Executive Officers and the Individual Target Contracts of Executive Officers for the year 2009, recording the favorable recommendation by the Personnel Management Committee aforementioned in Item I (a.ii);

(ix) The approved the establishment of a Board of Directors’ Assistance Commission, which shall be responsible for examining funding proposals by the subsidiaries that will be presented by the Board of Executive Officers, and appointed Mrs. Daniela Corci Cardoso, Mr. Arthur Prado Silva, and Mr. Carlos Alberto Reich to compose said Commission;

(x) They took cognizance of the resignation of Mr. OTÁVIO CARNEIRO DE REZENDE, identity card (RG) 12.774 -4, issued by CRE/RJ, and Individual Taxpayer’s ID (CPF/MF) 425.724.877 -72, and Mr. NELSON KOICHI SHIMADA, identity card (RG) 5763570, issued by SSP/SP, and Individual Taxpayer’s ID (CPF/MF) 001.231.868 -03, from their positions of sitting and alternate members of the Company’s Board of Directors, respectively, and of Mr. PAULO MIDENA, identity card (RG) 12.592.237 -1, issued by SSP/SP, and Individual Taxpayer’s ID (CPF/MF) 049.362.408 -26, from his position of sitting member of the Fiscal Council, for which they were elected at the Annual General Meeting held on April 9, 2008, whose resignation letters, dated February 20, and March 2, 2009, are attached to these minutes. Said Board of Directors’ positions are vacant due to the aforementioned resignations and Mrs. ELAINE CORRÊA AGUIRRE, alternate of Mr. PAULO MIDENA in the Fiscal Council, shall replace him until the Annual General Meeting that shall elect the new members for the 2009/2010 tenure.

The members of the Board of Directors would like to express their appreciation towards the resigning members for their dedication and services provided to the Company while holding their positions.

6. CLOSURE: Nothing else to be discussed, the meeting was adjourned to drawn up these minutes, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes, and Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.